SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: Press Release dated October 20, 2005 re France Telecom to buy minority shareholders in Orange Slovakia

Paris, October 20, 2005

France Telecom to buy minority shareholders in Orange Slovakia

France Telecom announced today the signature of an agreement with all the minority shareholders in Orange Slovakia to acquire their shares for a total cash consideration of US$ 628 million, to be paid before the end of this year. Following the transaction, France Telecom will increase its indirect stake in Orange Slovakia from its current level of 63.88 % to 100%. This transaction will have no impact on the Group net debt.

This transaction enables France Telecom and Orange to consolidate their position in one of their key assets in Europe with high growth prospects. With more than 2.3 million customers, ie 57% of market share, revenue growth of 20% between 2003 and 2004 (€420 million in 2004) Orange Slovakia is the leading mobile operator in Slovakia.

Sellers include a consortium of financial investors led by AIG New Europe Fund, managed by an affiliate of AIG Capital Partners, AIG Emerging Europe Infrastructure Fund, managed by EMP Europe, Polish Enterprise Fund IV L.P., managed by Enterprise Investors, Innova/98 L.P. and Innova/3 L.P., managed by Innova Capital, Communications Venture Partners, Part’com FCPR, managed by Iris Capital, Metropolitan Life Insurance Company and the European Bank for Reconstruction and Development and Mr Ladislav Rehak.

Concerning France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves 127.5 million clients on five continents (220 countries or territories) as of June 30, 2005 and had consolidated sales of 47.16 billion Euros in 2004 by French accounting standards (46.16 billion Euros by IFRS standards). For the 1st half 2005, consolidated sales were 23.66 billion Euros by IFRS standards. Introduced in June 2005, the transformative NExT program (New Experience in Telecommunications) will permit the Group to pursue its transformation as an integrated operator and to establish it as the operator of reference for new telecommunications services in Europe. By 2008, its customers will have access to a universe of enhanced and simplified communications services notably through the Orange brand.

Number two mobile operator and provider of internet services in Europe and amongst the world leaders in providing telecommunication services to multi-national companies, France Telecom (NYSE:FTE) is listed on the Paris and New York stock exchanges.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 20, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information